Exhibit 99.4

Press Release

Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) approved in China for adults with moderate-to-severe atopic dermatitis

*	Dupixent included in China’s list of overseas approved drugs that meet urgent clinical need

*	Dupixent is approved in 60 countries for adults with moderate-to-severe atopic dermatitis, one of the diseases driven by type 2 inflammation

PARIS and TARRYTOWN, NY – June 19, 2020 – The National Medical Products Administration (NMPA) in China has approved Dupixent® (dupilumab) for the treatment of moderate-to-severe atopic dermatitis in adults whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. The NMPA identified Dupixent as an overseas medicine considered urgently needed in clinical practice, leading to an expedited review and approval process.

“The limited treatment options in China for moderate-to-severe atopic dermatitis has left many patients and those who care for them coping with the physical and emotional burden of the disease,” said Professor Zhang Jianzhong, chairman of the 13th session of the Dermatology and Venereology Branch of the Chinese Medical Association, and director of the Department of Dermatology, Peking University People’s Hospital. “The availability of a targeted treatment like Dupixent provides hope to those seeking relief from the often-unbearable itch and other symptoms that can significantly impact the lives of adults living with this chronic disease.”

Atopic dermatitis is a chronic inflammatory disease that often appears as a rash on the skin. Moderate-to-severe atopic dermatitis is characterized by rashes that can potentially cover much of the body, and can include intense, persistent itching, skin dryness and skin lesions including cracking, redness or darkness, crusting and oozing. Itch is one of the most burdensome symptoms for patients and can be debilitating. Inadequately controlled atopic dermatitis can have a physical, emotional and psychosocial impact, causing sleep disturbance, symptoms of anxiety and depression, and feelings of isolation.

“Sanofi has deep roots in China, and it continues to be a significant area of growth for us. New regulations have paved the way for first-in-class treatments like Dupixent to be delivered to patients sooner and, in partnership with the government’s Healthy China 2030 initiative, we plan to seek approval by 2025 for more than 25 innovative medicines for chronic and rare diseases and vaccines,” said Paul Hudson, Chief Executive Officer, Sanofi. “The approval of Dupixent in China offers a new treatment option with an established safety and efficacy profile. This is a meaningful advance for patients and their physicians who have struggled to treat the debilitating symptoms of moderate-to-severe atopic dermatitis which can seriously impact quality of life.”

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins, and is not an immunosuppressant. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

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“As the first biologic medicine approved for moderate-to-severe atopic dermatitis, Dupixent has transformed the treatment landscape for patients around the world by targeting the type 2 inflammation that underlies the disease, rather than broadly suppressing the immune system,” said George D. Yancopoulos, M.D., Ph.D., Co-founder, President and Chief Scientific Officer of Regeneron. “More than 150,000 people have already been treated with Dupixent globally and today’s approval brings this novel treatment to those in China who are in urgent need of new options.”

The approval was based on positive data from the global LIBERTY AD clinical trial program that included nearly 3,000 patients with inadequately controlled moderate-to-severe atopic dermatitis. The trials evaluated Dupixent (monotherapy or in combination with topical corticosteroids) on safety and efficacy measures, including skin clearance, overall disease severity and itch. Data from an ongoing Phase 3 trial in China of adults with moderate-to-severe atopic dermatitis will be shared with NMPA in the second half of 2020 when the trial has completed.

About Dupixent

Dupixent will be available in China in a 300 mg dose as a pre-filled syringe. Dupixent is intended for injection under the skin (subcutaneous injection) and is given every other week following an initial loading dose. It can be given in a clinic or at home by self-administration after training by a healthcare professional. Dupixent can be used with or without topical corticosteroids.

Dupixent is currently approved in the U.S., Europe, Japan and other countries around the world for use in specific patients with moderate-to-severe atopic dermatitis, as well as certain patients with asthma or CRSwNP in different age populations.

Dupilumab Development Program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation. In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). These potential uses are investigational, and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

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For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Nicolas Kressmann Tel.: +1 (732) 532 5318 Nicolas.Kressmann@sanofi.com	Sanofi Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com
Regeneron Media Relations Contact Hannah Kwagh Tel.: +1 914 847 6314 Hannah.Kwagh@regeneron.com	Regeneron Investor Relations Contact Mark Hudson Tel.: +1 (914) 847 3482 Mark.Hudson@regeneron.com

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, suppliers, and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed by Regeneron and/or its collaborators (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and Regeneron’s product candidates and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab); uncertainty of market acceptance and commercial success of Regeneron’s Products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s Products and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s product candidates and new indications for Regeneron’s Products, such as dupilumab for the treatment of pediatric asthma, pediatric atopic dermatitis, eosinophilic esophagitis, chronic obstructive pulmonary disease, bullous pemphigoid, prurigo nodularis, chronic spontaneous urticaria, food and

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environmental allergies, and other potential indications; unforeseen safety issues resulting from the administration of Regeneron’s Products (such as Dupixent) and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and product candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products (such as Dupixent) and product candidates; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products (such as Dupixent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to Regeneron’s Products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may lead to advancement of product candidates to clinical trials or therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to Dupixent and Praluent® (alirocumab)), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2019 and its Form 10-Q for the quarterly period ended March 31, 2020. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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